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      Agilent Technologies, Inc. and Objective Systems Integrators, Inc.
 File Amendments to Tender Offer Documents and Regulatory Conditions Satisfied

     PALO ALTO, Calif. and FOLSOM, Calif. -- January 3, 2001 -- Agilent Technologies, Inc. (NYSE:A), a leading provider of innovative technologies for communications and life sciences, and Objective Systems Integrators, Inc. (OSI) (Nasdaq:OSII), a leading provider of next-generation operations-support-system software for communications service providers, today announced that amendments to Agilent Technologies' Schedule TO and OSI's Schedule 14D-9, each relating to the tender offer by a wholly owned subsidiary of Agilent Technologies to purchase all outstanding shares of OSI for US$17.75 per share in cash, had been filed with the Securities and Exchange Commission. Unless extended, the tender offer will expire at midnight, New York City time, on Thursday, January 4, 2001.

     Agilent Technologies has been advised by the U.S. Federal Trade Commission that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with the tender offer was terminated as of December 22, 2000 and has been advised that on December 28, 2000 the Fair Trade Commission of the Republic of China in Taiwan approved the purchase of the shares of OSI in the tender offer.

     Holders of OSI securities should read Agilent Technologies' Schedule TO and OSI's Schedule 14D-9 including each of the amendments to those documents as each contains important information about the tender offer. Investors can obtain these documents and other documents filed by Agilent Technologies and OSI for free from the U.S. Securities and Exchange Commission's Web site at http://www.sec.gov.

     Holders of OSI securities may contact the Information Agent for the tender offer, Corporate Investors Communications, Inc., at 866-987-6245 or the Dealer Manager for the tender offer, Morgan Stanley Dean Witter, at 650-234-5795 with questions regarding the tender offer or with requests for copies of the tender offer documents. Holders of OSI securities may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the tender offer.

     The tender offer is subject to Agilent Technologies' receipt of a majority of OSI's outstanding shares, as well as a majority of the OSI shares not owned by the shareholders who have entered into voting agreements and other customary conditions.


About OSI

OSI (www.osi.com) is a leading provider of advanced software solutions that enable rapid time-to-market for eBusiness and communications providers worldwide to deliver dynamic, superior services. OSI has headquarters in Folsom, California, with offices worldwide.

About Agilent Technologies
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Agilent Technologies Inc. (NYSE:A - news) is a diversified technology company with approximately 47,000 employees serving customers in more than 120 countries. Agilent Technologies is a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions, and semiconductor and optical components. In fiscal year 2000, Agilent Technologies had net revenue of $10.8 billion. The company serves markets that include communications, electronics, life sciences and healthcare.

Information about Agilent Technologies can be found on the Web at www.agilent.com.